SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                       Provident Financial Services, Inc.
                       ----------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   74386T 10 5
                                 --------------
                                 (CUSIP Number)

                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages


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CUSIP NO. 74386T 10 5                 13G                      Page 2 of 5 Pages


================================================================================

1       Names of Reporting Persons

                    The Provident Bank
                    Employee Stock Ownership Plan Trust

--------------------------------------------------------------------------------

2       Check the Appropriate Box if a Member of a Group (see instructions)

        (a) ___________

        (b) _____X_____

--------------------------------------------------------------------------------

3       SEC Use Only

--------------------------------------------------------------------------------

4       Citizenship or Place of Organization

             New Jersey

--------------------------------------------------------------------------------

    Number of Shares       5     Sole Voting Power
 Beneficially Owned by
 Each Reporting Person                3,783,285
         With:

--------------------------------------------------------------------------------

                           6     Shared Voting Power

                                      903,299

--------------------------------------------------------------------------------

                           7     Sole Dispositive Power

                                      4,686,584

--------------------------------------------------------------------------------

                           8     Shared Dispositive Power

                                      0

--------------------------------------------------------------------------------

9       Aggregate Amount Beneficially Owned by Each Reporting Person

             4,686,584

--------------------------------------------------------------------------------

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)

--------------------------------------------------------------------------------

11      Percent of Class Represented by Amount in Row 9

        7.86 % of 59,610,623 shares of Common Stock outstanding as of December 31, 2008.

--------------------------------------------------------------------------------

12      Type of Reporting Person (see instructions)

             EP

================================================================================


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CUSIP NO. 74386T 10 5                 13G                      Page 3 of 5 Pages


Item 1.
        (a)     Name of Issuer

                Provident Financial Services, Inc.

        (b)     Address of Issuer's Principal Executive Offices

                830 Bergen Avenue
                Jersey City, New Jersey 07306-4599

Item 2.
        (a)     Name of Person Filing

                The Provident Bank
                Employee Stock Ownership Plan Trust
                Trustee: GreatBanc Trust Company

        (b)     Address of Principal Business Office

                801 Warrenville Road
                Suite 500
                Lisle, Illinois 60532

        (c)     Citizenship or Place of Organization

                New Jersey

        (d)     Title of Class of Securities

                Common Stock, par value $.01 per share

        (e)     CUSIP Number

                74386T 10 5

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

                     (f) [X] An employee benefit plan or endowment fund in
                accordance with ss.240.13d-1(b)(1)(ii)(F).

Item 4.         Ownership

                Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                (a)  Amount beneficially owned: 4,686,584.
                (b)  Percent of class: 7.86%.

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CUSIP NO. 74386T 10 5                 13G                      Page 4 of 5 Pages


                (c)  Number of shares as to which the person has:

                     (i)   Sole power to vote or to direct the vote: 3,783,285.
                     (ii)  Shared power to vote or to direct the vote: 903,299.
                     (iii) Sole power to dispose or to direct the disposition
                           of: 4,686,584.
                     (iv)  Shared power to dispose or to direct
                           the disposition of 0.

Item 5.         Ownership of Five Percent or Less of a Class

                Not applicable

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person

                Not applicable

Item 7.         Identification   and  Classification  of  the  Subsidiary  Which
                Acquired the Security Being Reported on by the Parent Holding Company

                Not applicable

Item 8.         Identification and Classification of Members of the Group

                     The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.         Notice of  Dissolution of Group

                Not applicable

Item 10.        Certification

                     By  signing  below  I  certify  that,  to  the  best  of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74386T 10 5                 13G                      Page 5 of 5 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 2009                  THE PROVIDENT BANK
                                         EMPLOYEE STOCK
                                         OWNERSHIP PLAN TRUST

                                         By: GreatBanc Trust Company, as Trustee

                                         /s/ John S. Marino

                                         ---------------------------------------
                                         Name: John S. Marino
                                         Title: Vice President